May 24, 2005

Mail Room 4561

Thomas Williams
EVP & CFO
Indus International, Inc.
3301 Windy Ridge Parkway
Atlanta, GA 30339

	Re:	Item 4.02 Form 8-K
		Filed on 5/10/05
		File No. 000-22993

Dear Mr. Williams,

	We have reviewed your Item 4.02 Form 8-K for compliance with the form requirement and have the following comments.

	We note that you plan to restate the Company`s financial statements for fiscal year 2000, 2001, 2002, 2003, 2004 and 2005.
Please amend to clarify which Exchange Act reports will be amended and disclose your anticipated timing for filing of the amendments.

	You should file your amendment as a Form 8-K/A in response to this comment within five business days from the date of letter.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

   If you have any questions, please call Kari Jin, Staff
Accountant
at (202) 551-3481.

							Sincerely,


							Kari Jin
							Staff Accountant



??

??

??

??

Mr. Williams
Indus International, Inc.
May 24, 2005
Page 2